Smart-Tek Solutions Inc.
Unit 10 - 11720 Voyageur Way
Richmond, BC V6X 3G9

December 18, 2009

United States
Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549

Attention:	Kathryn Jacobson
Senior Staff Accountant, Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Smart-Tek Solutions Inc. (the “Company”)
- Form 10-K for the Fiscal Year Ended June 30, 2009 (the
“Form 10-K”) - Filed October 13, 2009
- File No. 0-29895

Form 10-K for the fiscal year ended June 30, 2009

Recent Corporate Developments, page 3

1.	Refer to the second, sixth, and eighth developments as listed hereunder.
  We note that you paid a commission in the form of 45,000,000 shares of your stock to Mr. Brian Bonar. Tell us in detail how he earned the commission and how he achieved certain milestones for annualized sales as set forth in the marketing agreement between him and the Company.

As disclosed in the Company’s Form 10-K, in June, 2009 the board of the Company determined to add a new line of business providing integrated and cost-effective management solutions in the area of human resources for public and private companies. In connection with the expansion of business operations, the Company entered into a marketing partner agreement dated June 17, 2009 with Brian Bonar, a director of the Company (the “Marketing Agreement”).

Pursuant to the terms of the Marketing Agreement, Brian Bonar agreed to provide certain services to the Company’s subsidiary, Smart-Tek Automated Services, Inc. to promote and market the new business of the Company to prospective clients, in consideration of which the Company agreed to pay Mr. Bonar a commission based on reaching certain milestones as set out in the Marketing Agreement. A copy of the Marketing Agreement was publicly filed with the Company’s periodic reports. On September 14, 2009 the board of the Company determined that Mr. Bonar had achieved the targets/milestones set out in the Marketing Agreement and issued to him 45,000,000 shares of the Company’s common stock (the “Commission Shares”). The Company’s stock price on the Over-the-Counter Bulletin Board during the three months prior to the issuance was trading at approximately $0.01. The board based their decision to issue the Commission Shares on a number reasons including the following:

(i)

At the time of the issuance, the Company had entered into new customer agreements which provided for annualized gross revenues in excess of $25,000,000 to the Company (see the ACEO Inc. agreement, a copy of which was filed with the Form 10-K).

(ii)

At the time of the issuance and as reflected in the Company’s most recent Form 10-Q filing for the period ended September 30, 2009, the Company’s new line of business directed by Mr. Bonar accounted for more than 25% of the Company’s revenues during the quarter.

(iii)

At the time of the issuance, Mr. Bonar had identified four additional customers (which were subsequently engaged by the Company’s subsidiary) for the Company’s new line of business which in aggregate would provide for approximately $57,000,000 in annualized revenue to the Company and estimated net revenues of approximately $9,800,000.

(iv)

At the time of the issuance, the board believed that Mr. Bonar had met his milestones under the Marketing Agreement and noted that the new line of business was continuing to expand and become an important component of the Company’s operations.

  Tell us the nature of your debt to seven subscribers and how you accounted for the debt settlement through the issuance of 23,866,535 shares of your common stock.

The debt relates to $310,265 owed to a former director of the Company for advances and management fee accruals. The debt was recorded on the Company’s financial statements and accounting records since 2005. The debt was assigned by the former director to the subscribers and the subscribers subsequently entered into debt settlement agreements with the Company pursuant to which the Company issued an aggregate of 23,866,535 shares of common stock. Until the debt was settled through the issuance of the shares, the debt was recorded in the Company’s financial statements as a loan payable. The debt settlement was intended to reduce the Company’s liabilities for the purpose of attracting further financing. The Company filed copies of the debt settlement agreement with the Form 10-K.

Shareholder Loans, page F-12
Loans payable, page F-12

2.

Please expand your disclosures to describe the reasons for the increase in the outstanding balances of the above-captioned loans. In this regard, we note that you did not report related cash proceeds in the Statements of Cash Flows.

The increase in the balances of the above mentioned shareholder loans on the audited balance sheet for the year ended June 30, 2009 relates to the following:

(i)	for financial statement presentation purposes the Company reallocated $157,369 of liabilities from other liabilities accounts to shareholder loans;

(ii)

the inclusion of $150,000 as a loan owing to Perry Law, an officer and director of the Company, in connection with his personal assumption of the liabilities relating to the Company’s debt to Richardson Patel LLP; and

(iii)	the inclusion of $79,288 for advances made by Mr. Law to the Company for payment of certain of the Company’s current expenses.

Item 9A(T) Controls and Procedures page 17

3.	Please amend your filing to state, if true:

  that the Company’s management, including the Company’s principal executive officer and principal financial officer concluded that disclosure controls and procedures were effective as of June 30, 2009.

  that your Chief Executive Officer and Chief Financial Officer concluded that your internal control over financial reporting were effective as of June 30, 2009.

The Company has enclosed supplementally a draft Form 10-K/A incorporating the requested changes. If acceptable, the Company will file the amended 10-K/A on EDGAR.

Yours truly,

/s/ Perry Law

Perry Law